AEGIS CAPITAL CORP.

810 Seventh Avenue

18th Floor

New York, NY 10019

May 1, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	BiondVax Pharmaceuticals Ltd.

Registration Statement on Form F-1

Filed April 30, 2015

File No. 333-201283

Ladies and Gentlemen:

The undersigned, as the representative of the underwriters, hereby joins in the request of BiondVax Pharmaceuticals Ltd. to cancel the representative’s acceleration request submitted to the Securities and Exchange Commission on April 28, 2015.

Very truly yours,

AEGIS CAPITAL CORP.

By: AEGIS CAPITAL CORP.

By:	/s/ Anthony Monaco
Name: Anthony M. Monaco
Title: Chief Compliance Officer